Exhibit 99.1

LIZHI INC. Reports Second Quarter 2021 Unaudited Financial Results

GUANGZHOU, August 30, 2021 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), a leading online UGC1 audio community and interactive audio entertainment platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial and Operational Highlights

•	Net revenues were RMB559.3 million (US$86.6 million) in the second quarter of 2021, representing a 59% increase from RMB350.9 million in the second quarter of 2020.

•	Average total mobile MAUs[2] in the second quarter of 2021 reached 60.9 million, representing an increase of 9% from 55.9 million in the second quarter of 2020.

•	Average total monthly paying users[3] in the second quarter of 2021 reached 494.4 thousand, representing an increase of 7% from 463.4 thousand in the second quarter of 2020.

“We are very pleased to continue our strong growth momentum in the second quarter of 2021, highlighted by 59% year-on-year revenue increase and growing MAUs and paying user base. We remain committed to our globalization strategy and leveraging optimized product features as well as strengthened technological capabilities to improve user engagement on our platforms. We believe our robust performance reflects the widespread appeal of our comprehensive and engaging audio-centric ecosystem,” said Mr. Jinnan (Marco) Lai, Founder and Chief Executive Officer of LIZHI. “Our continuous efforts to enhance the vibrancy of our user community and propel the integration of pre-recorded content division and audio entertainment division within the LIZHI App have strengthened our commercialization capabilities.

“With regards to our overseas business, it is worth noting that our TIYA App, specializing in audio-based social networking, continues its strong growth in user base with MAUs in June surpassing 3.5 million, up by 92% over average MAUs in the first quarter of 2021. We are also working to execute our product strategy by optimizing TIYA App’s features as well as enhancing its social networking capabilities. We see our podcast business and in-car audio initiatives are also making meaningful progresses as we leverage our extensive industry know-how and state-of-the-art proprietary audio technology solution DOREME. In the second quarter, we formed partnerships with more leading auto companies and intelligent in-car platforms to make LIZHI Podcast accessible to more vehicles. We believe innovation and effective execution are keys to our success and competitiveness in the online audio space. Going forward, we will continue to enrich user experience across our audio ecosystem, explore diversified commercialization pathways and advance our core technologies, increasing values to our users and all stakeholders,” Mr. Lai concluded.

Ms. Chengfang Lu, Acting Chief Financial Officer of LIZHI, stated, “As we move forward with our expansion strategy, our operational and financial performance for the second quarter continued to demonstrate our strong growth trajectory and strengthened commercialization capabilities. We’re also pleased to see gross margin expansion of 400 basis points year-over-year alongside our strong topline growth during the quarter. Looking ahead, we will remain focused on our globalization strategy and improving our operational and technological capabilities to foster our global audio ecosystem and deliver long-term sustainable growth.”

[1]	Refers to user-generated content.
[2]

Refers to the average monthly number of active users across our platforms and Apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

[3]

Refers to the average monthly number of paying user in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

Second Quarter 2021 Unaudited Financial Results

Net revenues were RMB559.3 million (US$86.6 million) in the second quarter of 2021, representing an increase of 59% from RMB350.9 million in the second quarter of 2020, mainly attributable to the Company’s continuously expanding user base and the increase in the average spending of paying users in our audio entertainment products. While the COVID-19 pandemic continues to unfold in various parts of the world, the extent to which the COVID-19 impacts on the Company’s operations beyond the second quarter of 2021 depends on the future development of the pandemic in China and across the globe, which is subject to change and substantial uncertainty, and therefore cannot be predicted.

Cost of revenues was RMB400.5 million (US$62.0 million) in the second quarter of 2021, representing an increase of 51% from RMB265.2 million in the second quarter of 2020, primarily driven by an increase in revenue sharing fees to our content creators, payment handling costs and bandwidth costs, which were generally in line with the Company’s growth in business.

Gross profit was RMB158.8 million (US$24.6 million) in the second quarter of 2021, representing an increase of 85% from RMB85.7 million in the second quarter of 2020.

Non-GAAP gross profit4 was RMB161.9 million (US$25.1 million) in the second quarter of 2021, representing an increase of 79% from RMB90.5 million in the second quarter of 2020.

Gross margin for the second quarter of 2021 increased to 28% from 24% in the second quarter of 2020. Non-GAAP gross margin for the second quarter of 2021 grew to 29% from 26% in the second quarter of 2020.

Operating expenses were RMB190.3 million (US$29.5 million) in the second quarter of 2021, representing an increase of 72% from RMB110.8 million in the second quarter of 2020.

Research and development expenses were RMB60.9 million (US$9.4 million) in the second quarter of 2021, representing an increase of 11% from RMB54.8 million in the second quarter of 2020. The increase was primarily due to the increasing salary and welfare benefits expenses related to an increase in the number of our research and development staff.

Selling and marketing expenses were RMB106.3 million (US$16.5 million) in the second quarter of 2021, representing an increase of 241% from RMB31.2 million in the second quarter of 2020, primarily attributable to increased branding and marketing expenses from our branding and marketing activities for products and brand name in the second quarter of 2021.

General and administrative expenses were RMB23.1 million (US$3.6 million) in the second quarter of 2021, representing a decrease of 7% from RMB24.8 million in the second quarter of 2020. The decrease was mainly due to decreasing other professional service fee, partially offset by higher salary and welfare benefits expenses.

Operating loss was RMB31.6 million (US$4.9 million) in the second quarter of 2021, up by 26% from an operating loss of RMB25.0 million in the second quarter of 2020.

Non-GAAP operating loss5 was RMB21.7 million (US$3.4 million) in the second quarter of 2021, compared to RMB11.2 million in the second quarter of 2020.

Net loss was RMB29.0 million (US$4.5 million) in the second quarter of 2021, up by 32% from RMB22.0 million in the second quarter of 2020.

[4]

Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB3.1 million (US$0.5 million) in the second quarter of 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[5]

Non-GAAP operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. This adjustment amounted to RMB9.8 million (US$1.5 million) in the second quarter of 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Non-GAAP net loss6 was RMB19.2 million (US$3.0 million) in the second quarter of 2021, compared to RMB8.2 million in the second quarter of 2020.

Net loss attributable to LIZHI INC.’s ordinary shareholders was RMB29.0 million (US$4.5 million) in the second quarter of 2021, compared to RMB22.0 million in the second quarter of 2020.

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders7 was RMB19.2 million (US$3.0 million) in the second quarter of 2021, compared to RMB8.2 million in the second quarter of 2020.

Basic and diluted net loss per ADS8 were RMB0.58 (US$0.09) in the second quarter of 2021, compared to RMB0.48 in the second quarter of 2020.

Non-GAAP basic and diluted net loss per ADS9 were RMB0.38 (US$0.06) in the second quarter of 2021, compared to RMB0.18 per ADS in the second quarter of 2020.

Balance Sheets

As of June 30, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB494.7 million (US$76.6 million).

Completion of Registered Direct Offering of American Depositary Shares

On April 13, 2021, the Company completed a registered direct offering of 3,685,504 American Depositary Shares (the “ADSs”) and warrants to purchase up to 2,764,128 ADSs, at an offering price of US$8.14 per ADS and corresponding warrant. The gross proceeds of this registered direct offering were US$30,000,002 before deducting placement agent fees and other offering expenses.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on August 30, 2021 (9:00 AM Beijing/Hong Kong Time on August 31, 2021).

To facilitate all participants dialing into the earnings conference call, online registration is required prior to the start of the call.

Please complete the Direct Event online registration at http://apac.directeventreg.com/registration/event/1284703 at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive by email the conference call access information, including dial-in numbers, Direct Event Passcode, unique Registrant ID, and further detailed instructions.

After the registration is completed, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lizhi.fm.

[6]

Non-GAAP net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. These adjustments amounted to RMB9.8 million (US$1.5 million) in the second quarter of 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[7]

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net loss attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. These adjustments amounted to RMB9.8 million (US$1.5 million) and RMB13.8 million in the second quarter of 2021 and 2020, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[8]

ADS refers to American Depositary Share. Each ADS represents twenty Class A ordinary shares of the Company. Basic and diluted net loss per ADS is net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS.

[9]

Non-GAAP basic and diluted net loss per ADS is a non-GAAP financial measure, which is defined as non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net loss per ADS.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until September 6, 2021, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	1284703

About LIZHI INC.

LIZHI INC. has built an audio ecosystem with a global presence consisting of audio-based social networks, podcast content portfolios and audio communities. The Company aims to bring people closer together through voices by its product portfolios. LIZHI’s audio-based social networking products offering, including TIYA App, caters to users’ evolving interest in social interactions in real time online and enables users to connect with friends having similar interests, entertain, chat online, and share their daily lives through voices. LIZHI also offers a vertical podcast platform, LIZHI Podcast, that provides users with curated content drawn from its extensive content library built over the years, as well as new podcasts provided by selected content creators. Since the launch of LIZHI App in 2013, the Company’s flagship platform, LIZHI has cultivated a vibrant and growing online UGC audio community and interactive audio entertainment platform where users are encouraged to create, share, discover and enjoy audio, and experience immersive and diversified entertainment features through audio. LIZHI envisions a global audio ecosystem – a place where everyone can be connected through voices and across cultures. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss excluding share-based compensation expenses. Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is net loss attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net loss per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of accretions to preferred shares redemption value and share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the condensed consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from the preliminary unaudited financial information contained in this earnings release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.4566 to US$1.00, the exchange rate on June 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	315,459	490,082	75,904
Short-term investments	73,022	1,613	250
Restricted cash	3,695	3,022	468
Accounts receivable, net	8,361	7,322	1,134
Prepayments and other current assets	19,371	38,276	5,928

Total current assets	419,908	540,315	83,684

Non-current assets
Property, equipment and leasehold improvement, net	34,518	33,416	5,175
Intangible assets, net	2,929	2,741	425
Right-of-use assets, net	4,282	21,106	3,269
Other non-current assets	2,181	1,415	219

Total non-current assets	43,910	58,678	9,088

TOTAL ASSETS	463,818	598,993	92,772

LIABILITIES
Current liabilities
Accounts payable	78,267	71,837	11,126
Deferred revenue	17,001	14,512	2,248
Salary and welfare payable	93,288	95,858	14,847
Taxes payable	5,809	4,888	757
Short-term loans	39,508	35,448	5,490
Lease liabilities due within one year	3,709	9,290	1,439
Accrued expenses and other current liabilities	51,047	82,931	12,845

Total current liabilities	288,629	314,764	48,752

Non-current liabilities
Lease liabilities	587	12,545	1,943
Other non-current liabilities	5,411	4,934	764

Total non-current liabilities	5,998	17,479	2,707

TOTAL LIABILITIES	294,627	332,243	51,459

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 1,500,000,000 and 1,500,000,000 shares authorized as of December 31, 2020 and June 30, 2021, respectively, 941,464,520 shares issued and 924,318,450 shares outstanding as of December 31, 2020 and 1,030,177,260 shares issued and 1,005,576,070 shares outstanding as of June 30, 2021, respectively).	640	698	108
Treasury stock	(12)	(17)	(3)
Additional paid in capital	2,409,753	2,610,204	404,269
Accumulated deficit	(2,239,281)	(2,338,346)	(362,164)
Accumulated other comprehensive income	(1,909)	(5,789)	(897)

TOTAL SHAREHOLDERS’ EQUITY	169,191	266,750	41,313

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	463,818	598,993	92,772

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Audio entertainment revenues	344,144	489,306	555,073	85,970	710,579	1,044,379	161,754
Podcast, advertising and other revenues	6,781	5,747	4,212	652	10,616	9,959	1,542

Total net revenues	350,925	495,053	559,285	86,622	721,195	1,054,338	163,296
Cost of revenues (1)	(265,191)	(369,993)	(400,531)	(62,034)	(562,575)	(770,524)	(119,339)

Gross profit	85,734	125,060	158,754	24,588	158,620	283,814	43,957

Operating expenses (1)
Selling and marketing expenses	(31,176)	(120,790)	(106,325)	(16,468)	(66,921)	(227,115)	(35,176)
General and administrative expenses	(24,775)	(19,617)	(23,072)	(3,573)	(51,167)	(42,689)	(6,612)
Research and development expenses	(54,815)	(56,868)	(60,938)	(9,438)	(113,262)	(117,806)	(18,246)
Total operating expenses	(110,766)	(197,275)	(190,335)	(29,479)	(231,350)	(387,610)	(60,034)
Operating loss	(25,032)	(72,215)	(31,581)	(4,891)	(72,730)	(103,796)	(16,077)

Interest expenses, net	(682)	(248)	(308)	(48)	(769)	(556)	(86)
Foreign exchange gains/(losses)	(8)	(149)	1	—	(646)	(148)	(23)
Investment income	390	407	53	8	395	460	71
Government grants	3,782	2,917	2,663	412	5,639	5,580	864
Others, net	(478)	(749)	144	22	(2,152)	(605)	(94)

Loss before income taxes	(22,028)	(70,037)	(29,028)	(4,497)	(70,263)	(99,065)	(15,345)

Income tax expenses	—	—	—	—	—	—	—

Net loss	(22,028)	(70,037)	(29,028)	(4,497)	(70,263)	(99,065)	(15,345)

Accretions to preferred shares redemption value	—	—	—	—	(154,066)	—	—

Net loss attributable to LIZHI INC.’s ordinary shareholders	(22,028)	(70,037)	(29,028)	(4,497)	(224,329)	(99,065)	(15,345)

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(22,028)	(70,037)	(29,028)	(4,497)	(70,263)	(99,065)	(15,345)

Other comprehensive income/(loss):
Foreign currency translation adjustments	(119)	1,136	(5,016)	(777)	6,452	(3,880)	(601)

Total comprehensive loss	(22,147)	(68,901)	(34,044)	(5,274)	(63,811)	(102,945)	(15,946)

Accretions to preferred shares redemption value	—	—	—	—	(154,066)	—	—
Comprehensive loss attributable to LIZHI INC.’s ordinary shareholders	(22,147)	(68,901)	(34,044)	(5,274)	(217,877)	(102,945)	(15,946)

Net loss attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.02)	(0.08)	(0.03)	(0.00)	(0.27)	(0.10)	(0.02)
—Diluted	(0.02)	(0.08)	(0.03)	(0.00)	(0.27)	(0.10)	(0.02)
Weighted average number of ordinary shares
—Basic	921,450,258	930,843,416	997,522,794	997,522,794	840,088,328	964,367,302	964,367,302
—Diluted	921,450,258	930,843,416	997,522,794	997,522,794	840,088,328	964,367,302	964,367,302
Net loss attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(0.48)	(1.50)	(0.58)	(0.09)	(5.34)	(2.05)	(0.32)
—Diluted	(0.48)	(1.50)	(0.58)	(0.09)	(5.34)	(2.05)	(0.32)
Weighted average number of ADS
—Basic	46,072,513	46,542,171	49,876,140	49,876,140	42,004,416	48,218,365	48,218,365
—Diluted	46,072,513	46,542,171	49,876,140	49,876,140	42,004,416	48,218,365	48,218,365

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	4,797	2,670	3,112	482	9,953	5,782	896
Selling and marketing expenses	827	283	1,025	159	1,696	1,308	203
General and administrative expenses	2,406	3,228	3,421	530	9,421	6,649	1,030
Research and development expenses	5,774	2,064	2,278	353	11,772	4,342	672

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$

Gross profit	85,734	125,060	158,754	24,588	158,620	283,814	43,957
Share-based compensation expenses	4,797	2,670	3,112	482	9,953	5,782	896

Non-GAAP gross profit	90,531	127,730	161,866	25,070	168,573	289,596	44,853

Operating loss	(25,032)	(72,215)	(31,581)	(4,891)	(72,730)	(103,796)	(16,077)
Share-based compensation expenses	13,804	8,245	9,836	1,524	32,842	18,081	2,801

Non-GAAP operating loss	(11,228)	(63,970)	(21,745)	(3,367)	(39,888)	(85,715)	(13,276)

Net loss	(22,028)	(70,037)	(29,028)	(4,497)	(70,263)	(99,065)	(15,345)
Share-based compensation expenses	13,804	8,245	9,836	1,524	32,842	18,081	2,801

Non-GAAP net loss	(8,224)	(61,792)	(19,192)	(2,973)	(37,421)	(80,984)	(12,544)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(22,028)	(70,037)	(29,028)	(4,497)	(224,329)	(99,065)	(15,345)
Share-based compensation expenses	13,804	8,245	9,836	1,524	32,842	18,081	2,801
Accretions to preferred shares redemption value	—	—	—	—	154,066	—	—

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders	(8,224)	(61,792)	(19,192)	(2,973)	(37,421)	(80,984)	(12,544)

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.01)	(0.07)	(0.02)	(0.00)	(0.04)	(0.08)	(0.01)
—Diluted	(0.01)	(0.07)	(0.02)	(0.00)	(0.04)	(0.08)	(0.01)
Weighted average number of ordinary shares
—Basic	921,450,258	930,843,416	997,522,794	997,522,794	840,088,328	964,367,302	964,367,302
—Diluted	921,450,258	930,843,416	997,522,794	997,522,794	840,088,328	964,367,302	964,367,302

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(0.18)	(1.33)	(0.38)	(0.06)	(0.89)	(1.68)	(0.26)
—Diluted	(0.18)	(1.33)	(0.38)	(0.06)	(0.89)	(1.68)	(0.26)
Weighted average number of ADS
—Basic	46,072,513	46,542,171	49,876,140	49,876,140	42,004,416	48,218,365	48,218,365
—Diluted	46,072,513	46,542,171	49,876,140	49,876,140	42,004,416	48,218,365	48,218,365